COLORS: Oakland

Alcohol | Entertainment | B2C | Recreation | Bars and Clubs

Oakland restaurant advancing livable wage opportunities in the industry

ROCUNITED.ORG OAKLAND





As founders of the Restaurant Opportunities Center, a national org dedicating to improving wages and mobility for restaurant workers, we've found that the lack of diversity of staff in Bay Area fine dining prevents thousands from advancing to livable wage jobs.

Saru Jayaraman Founder @ COLORS: Oakland

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Why you may want to support us...

1. COLORS will be part of the Restore Oakland center, which is a community advocacy & training center that'll mobilize the Bay Area community.
2. Our restaurant nourishes the professional development of our staff & students with CHOW trainings & by placing graduates in equitable jobs.
3. The US food service restaurant market is expected to grow at a rate of 11.3% during the forecast period of 2018 - 2023.
4. Our partner org has already raised $16 million in capital for our building, which will house our restaurant.
5. We are at an advantage in that we are the landlords of our building. We are setting up roots to stay & nourish the Fruitvale community.
6. Our mission is to promote a just & dignified workplace in restaurants throughout the Bay Area and to build a strong restaurant industry.
7. We treat workers with respect and dignity and care about their well-being.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Saru Jayaraman
Founder
The Co-Founder and President of the Restaurant Opportunities Centers United (ROC United) and Director of the Food Labor Research Center at University of California, Berkeley. Graduate of Yale Law School and the Harvard Kennedy School of Government.

School of Government.



Maricela Gutierrez
General Manager
Mari has worked in the industry for many years. In those years, she has grown from being a cashier to a General Manager. She has seen many sides of the restaurant industry both that she loves, and that she wants to improve for workers.



Nelson German
Menu Developer
Chef Nelson German is a Dominican-American has trained countless hours in kitchens. He is the owner of Alamar and Sobremesa in Oakland, CA.



Redwood Hill
Cocktail Scientist
Red has worked +15 years in the industry, and developed a deep understanding in creating delicious concoctions. Red also teaches one of our free job-training classes: Advanced Bartending.



Victor Oliver
Bar Manager
Victor has worked +10 years in the restaurant industry as a Bartender, Bar Manager and in menu development. He is deeply committed to worker-rights, and giving opportunities for folks to grow their careers in the industry.

Why people love us

She's dedicated, diligent, and committed to the cause - and it's an important cause!

Saru Jayaraman
Mentor

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In the news

 

The Story of COLORS Oakland Restaurant

We're excited to inform you that we are opening up in October! COLORS: Oakland is a both a restaurant and mission-driven enterprise located in the heart of Fruitvale, in Oakland, CA. We will be serving delicious Afro-Latinx food that is representative of the surrounding community.

We bought our building!

Back in 2015, we teamed up with the Ella Baker Center (EBC) and co-bought a building in Oakland, CA! It was a diamond in the rough.





We got the community engaged!

We've wanted to hear what the community needed and what they wanted to see in our building. We held brainstorming sessions and listening sessions with the Fruitvale community to think through how to uplift the community for the better.



The Development of the Concept: The Food

We surveyed many hundreds of community members to figure out what type of food our restaurant would have! We wanted it to be developed *by* the community, since it is *for* the community. We asked folks what they liked to eat. We found out that the community wanted Latinx food. But, competing with the vast amount of Latinx food in Fruitvale isn't an easy task. We also asked folks what type of food was missing in the area, and they said Soul food. So, we created a hybrid of Afro-Latinx cuisine. During that study, we also found that the community wanted healthy options on the menu, and that they liked to eat out with family.

We have teamed up with Nelson German to develop our Afro-Latinx flavor and delicacies. We're excited to share these distinctive tastes with you!

Job Training offered at COLORS

COLORS: Oakland Restaurant is *both* a business and a mission-driven enterprise! We train hundreds of working people, low-income folks, immigrants and formerly incarcerated people to climb the ladder of the restaurant industry and get better jobs. We already teach free classes for intro and advanced Bartending, Serving, and ESL.

Once we open up COLORS: Oakland, we will be able to offer even more classes! We are currently hosting our classes out of different partner restaurants, like Plum Bar, Kingston 11 and Copper Spoon. But, once we open up, we'll be able to have our classes on our site, and we will be able to expand our offerings to include Kitchen Management Training, Barista Training, and more ESL classes.





Hospitality Course Descriptions

Service 101

This is an introductory course to the restaurant industry. Students will gain base knowledge on fine dining service and will practice the duties of hosts, bussers, and servers.

Service & Wine 201

This is an advanced fine dining course that will focus on technicalities of service, with a strong focus on wine knowledge. Students will gain confidence serving tables from start to finish.
Requirement: Have restaurant or customer service experience

Bartending 101

This is an introductory course to Bartending. Students will learn about alcohol, bartending laws, bar etiquette, garnishing and basic cocktail knowledge.
Requirement: Have restaurant or customer service experience

Bartending 201

This is an advanced spirit & mixology course for people in the bartending field. This hands-on class will also provide opportunities for students to learn the science and technicalities of cocktails.
Requirement: Have experience bartending or barbacking

ESL for Restaurant Workers

ESL classes will cover basic grammar and vocabulary as well as common restaurant phrases for students to gain the skills and confidence to obtain front-of-house restaurants jobs. Instructors are fluent in Spanish, Cantonese and Mandarin.

The Restaurant Opportunities Center Bay Area (ROC-the Bay) is a local worker advocacy and training organization that provides **FREE** front-of-house fine-dining & hospitality courses.

Each class is once a week for a total of 30 hours. Classes provide skills to move up the industry ladder into serving and bartending positions within upscale restaurants.

Additional Class Resources:

- Workplace rights trainings
- Resume Guidance
- Food Handlers Card

ROC the BAY

NEXT CLASS SESSION:
July - August 2019

To register please contact Maria Moreno:
maria.m@rocunited.org
510-761-7622

Fast-food workers, immigrants and formerly incarcerated individuals are encouraged to register!

rocunited.org/roc-bay * facebook.com/ROCbayarea


BOOKER'S



Who are we? We are ROC!

We are a national restaurant worker's rights organization that advocates to improve wages and working conditions for the 13 million people who work in America's restaurant industry. With nearly 13 million employees nationwide, the restaurant industry is one of the largest and fastest-growing private sector employers in the nation. In 2017, the restaurant industry garnered over $799 billion in sales revenue. Despite the growth and profitability of the industry, restaurant jobs provide largely low wages and little access to benefits. The Restaurant Opportunities Centers United (ROC United) engages people who work in the industry, employers and consumers to ensure all people who work in restaurants can achieve financial independence and improve their quality of life.


LIFT UP
Lift







COLORS Restaurant is within the Restore Oakland Building

We are co-owners of the Restore Oakland building! Our restaurant, COLORS, is located in the Restore Oakland building. Restore Oakland is composed of various nonprofits that help advocate for low-income, people of color, and formerly incarcerated folks. As a whole, the organizations of Restore Oakland work to reverse a decades-long cycle of unjust economic and criminal justice policies that have had devastating impacts on communities of color and immigrant communities. We will build power and self-determination to shift resources away from prisons and punishment and toward community reinvestment, restorative justice, and economic opportunities.

Our restaurant brings in the economic justice component of our communities real struggles. We aim to create opportunities to secure living wage jobs in the restaurant industry—an important Bay Area economic driver—for everyone: people who have been incarcerated, working people, immigrants and people of color. We train people in our restaurant to advance the restaurant industry ladder and achieve more equitable careers that are more sustaining for their families.

Here are a few of the organizations that have joined us within the Restore Oakland building:



Restore Oakland Dream, Organize, Act – Together

Partners

Ella Baker Center for Human Rights and Restaurant Opportunities Center United (ROC United) are working in


partnership with many other local organizations, including:
ELLA BAKER CENTER for HUMAN RIGHTS
RESTAURANT OPPORTUNITIES CENTERS UNITED
Designing Justice+Designing Spaces
CAUSA JUSTA JUST CAUSE
communityworks
La COCINA
Restore Oakland | info@restoreoakland.org | restoreoakland.org

Our Business Model

Our restaurant, COLORS: Oakland, has 100-person seating. It comes equipped with a large bar for delicious cocktails to be prepared, a spacious dining room, and a private dining room, for folks seeking their own private events. Our kitchen is roomy, and is able to produce for both our restaurant and our catering department.

Our primary two revenue streams will be our restaurant, which will include the rental of our private dining area, as well as our catering department. Our catering department will allow us to reach broader audiences in the Bay Area.

Our restaurant will serve the community and it will be a space where neighbors can come in and sit by folks who are visiting out of town. Where low-income folks and affluent folks can all come in and have a good time. Where Bay Area residents can grab some scrumptious food with their families, or some drinks during a date night. We will have events, whether poetry readings, or live-entertainment that will bring in more community members to come and rejoice and celebrate together.

Our catering department will be another revenue stream that will have the flexibility of being to be able serve many people. We will be able to cater weddings, through multiple preferred caterer lists, but also to fill the lunch and dinner needs of large corporations and schools in the Bay.

Take a look at COLORS: Oakland!











Use of Funds

We wanted to have the security of being owners of our building, as mentioned earlier. In order to do this with the high-rising prices of property and construction in the Bay Area, we raised $14.8 million to buy and renovate our building. Now that we have our building, we need to focus on our operating budget for our restaurant. We are seeking to raise $350K for our restaurants' operating expenses through Wefunder. Our mission is to provide opportunities for restaurant workers and community members. We are excited that we can provide another opportunity, and one that gives folks a stake in the business. We are excited to sell equity to community members so that we can all have ownership of COLORS: Oakland, and continue to build it together.

Once we hit out minimum fundraising goal, we will use that money to begin hiring our incredible team of core managers. There will be a lot of heavy lifting needed, so we must have our Chef and our Managers on board and ready to move this forward.

have our Chef, and our Managers on board and ready to move this forward.

Join Us!

Come be part of COLORS: Oakland with us! This is a huge community project that is for the community, and by the community. We want you all to have this opportunity to be partial owners and investors of this great vision and dream coming to life.

Please note that this offering is for ownership of COLORS: Oakland exclusively. Investors will not own any part of the other COLORS locations, ROC, or of any of our partner institutions.

Investor Q&A

– COLLAPSE ALL

What does your company do?

COLORS is a business & a social mission enterprise. It's an upscale restaurant, catering & events facility providing excellent AfroLatino cuisine & outstanding service while training hundreds of workers of color to advance to livable wage opportunities in the restaurant industry. As part of Restore Oakland, a community center based in the Fruitvale neighborhood, COLORS includes a server training program, an incubator to provide low-cost business support to people of color-owned entrepreneurs.

Where will your company be in 5 years?

In 5 years, we hope to have grown our business to profitability, bringing in more than $3.5 million in annual revenue & earning +$500,000 in profit. We also hope to have grown our training programs to provide training to more than 200 workers/year. Through community programming, including CHOW classes and creative forms of engagement, COLORS will serve as a hub for local economic growth and empowerment. We hope that in the future, COLORS will serve as an example to surrounding businesses.

Why did you choose this idea?

As founders of the Restaurant Opportunities Center, a national org dedicating to improving wages and mobility for restaurant workers, we've found that the lack of diversity of staff in Bay Area fine dining prevents thousands from advancing to livable wage jobs.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

With nearly 13M employees nationwide, the restaurant industry is one of the largest and fastest-growing private sector employers nationally. In 2017, the restaurant industry garnered +$799B in sales revenue. The industry continues to grow. But, despite the growth and profitability of the industry, restaurant jobs provide largely low wages and little mobility for workers of color to advance to livable wage jobs. The Bay's restaurant industry has the highest wage gap between white workers and workers of color of any regional restaurant industry in the nation-largely because workers of color have not been allowed to advance to livable wage fine dining service positions. We need to change that now.

What is your proudest accomplishment?

We are proudest of the impact we have had in increasing wages & mobility for restaurant workers, & in supporting responsible restaurant owners to change their workplaces for the betterment of their employees, in the Bay Area and nationwide. Having opened COLORS Restaurants in NY & Detroit, we have trained ~10,000 low-wage workers of color to advance to livable wage fine dining service opportunities in the restaurant industry, and supported +700 restaurants in learning how to improve wages and working conditions. In Oakland, we have purchased a building called Restore Oakland with the Ella Baker Center, which houses COLORS, restorative justice programming, La Cocina's entrepreneurship programs & a housing clinic by Just Cause/Causa.

How far along are you? What's your biggest obstacle?

We have raised $16million of an $18million capital campaign for the building, and now must raise $350k for opening expenses for the restaurant. Our greatest challenge has been the price of construction & development in the Bay Area, which has grown our capital campaign enormously. However, we have raised +80% of the necessary funding, and the building is nearly complete. All we need now are opening costs for the restaurant, and we want to raise these remaining costs together with the community, so that the restaurant is community-owned. A 2nd potential challenge is getting customers throughout the Bay to come to Fruitvale to sample our fare; we hope to overcome this challenge thru the outstanding publicity, & with our catering operation.

Who are your competitors? Who is the biggest threat? ⌄

There are a growing number of fine dining restaurants in Oakland, but none are in the Fruitvale district, and more importantly, very few feature a diverse staff and menu highlighting traditional community cuisine. Our other competitors are the numerous local, mom-and-pop restaurants in the Fruitvale region that serve delicious Latino cuisine. However, none of these restaurants serve Afro-Latino cuisine, and none are upscale restaurants and event spaces. We see these local restaurants as partners rather than competitors - we will be able to provide support and training to these local restaurateurs rather than compete with them.

What do you understand that your competitors don't? ⌄

Most fine dining restaurant owners and operators throughout the Bay area are missing an enormous market opportunity by not hiring servers and bartenders of color, and thus not creating an inclusive dining experience for a large and growing base of customers of color. By foregrounding a diverse service staff with excellent cuisine that highlights local community flavors, COLORS Oakland will be able to create an inclusive dining experience and tap into a growing market segment that most Bay Area restaurants miss.

How will you make money? ⌄

ROC is a well-known organization with access to press, relationships with elected officials, funding institutions, celebrities, and more that can help highlight the unique nature of the restaurant and attract customers. More importantly, COLORS Oakland will fill a missing niche in the Bay- an inclusive dining experience that foregrounds workers, customers, and cuisine from communities of color. We hope COLORS will generate positive cash flow and profits from Year 1.

COLORS will make money as a restaurant, an event space that can be rented, and as a catering department.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

We are well aware of the high-risk nature of opening a restaurant, and have witnessed many restaurants nationwide close their doors because of lack of sufficient opening capital and poor management. In our case, we have outstanding, experienced management in our collaboration with the Nelson German and Alta Restaurant Group, which has opened and maintained several well-known Michelin-starred restaurants. If we fail, in our case it would be because of lack of sufficient capital to get to a break-even point.

What do you need the most help with? ⌄

We need help with two primary things: 1. Raising sufficient funds to open the restaurant and get to our break-even point; 2. Engaging the broader Bay Area community to come to Fruitvale and enjoy our restaurant. We want to overcome both of these obstacles by engaging community members to invest in the restaurant and become a part of a groundbreaking endeavor -- investing by both providing funds and by using the restaurant, event space and dining facility as their go-to location.

What would you do with the money you raise? ⌄

All money that we raise will contribute towards the operating budget of the COLORS restaurant and its supporting programming. This budget includes employee wages, food and supply costs, as well as overhead.

What is the relationship between COLORS, ROC, EBC, Restore Oakland and 1419 34th ave LLC? ⌄

Restore Oakland is a building housing several non-profits committed to uplifting the community through restorative justice practices.

1419 34th Ave LLC is the legal entity of the building, and the owner on record. 1419 34th Ave LLC is owned by two non-profits: the Restaurant Opportunities Centers (ROC) and the Ella Baker Center (EBC).

Saru is the legal owner of COLORS Oakland LLC, and she is the Founder of the 501c3, Restaurant Opportunities Centers (ROC). She was assigned by ROC to be the legal owner for COLORS, in representation of ROC. Though Saru is the legal owner, ROC is the decision-maker for COLORS.

EBC is a non-profit and co-owner of Restore Oakland. They work on shift resources away from prisons and punishment and towards opportunities that make our communities safe, healthy, and strong.

COLORS Oakland is the restaurant housed within the Restore Oakland building, that focuses on economic justice, and uplifting workers.